Contact

www.linkedin.com/in/clay-griggs
(LinkedIn)

Top Skills

Construction Management

Civil Engineering

Transportation Engineering

Certifications

E.I.T.

Clay Griggs

Building New Ventures

San Francisco Bay Area

Summary

Building new ventures for the betterment of our world!

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Experience

Swyft Cities
Co-Founder
February 2022 - Present (2 years 7 months)

CTO & COO

CBRE
7 years 4 months

Program Lead @ Google
March 2017 - January 2022 (4 years 11 months)
Google

Transportation Program Development and Management

Special Projects Lead
September 2015 - March 2017 (1 year 7 months)
Google

Master Planning and District Plan Development

R&D Program Management

Project Manager
October 2014 - March 2017 (2 years 6 months)
Google

Infrastructure Delivery & Transportation Planning

The Allen Group, LLC
Project Engineer
October 2013 - July 2014 (10 months)

Construction Management and Engineering Support for the Air Traffic Control Tower (ATCT) Project at SFO

San Francisco International Airport

Project Management & Engineering Internships
May 2009 - October 2013 (4 years 6 months)
San Francisco Bay Area

June 2013 - Oct 2013 (T2Partners - C M Pros)
Construction Manager for the Air Traffic Control Tower (ATCT) Project at SFO

June 2011 - September 2011, December 2011 - January 2012 (T2Partners - SFIA)
Net Zero Energy Plan, Industrial Wastewater Treatment Plant Design, Terminal 2 Closeout

June 2010 - September 2010, December 2010 - January 2011 (T2Partners - SFIA)
Terminal 2 Construction Management Intern

May 2009 - September 2009 (The Allen Group, LLC)
Terminal 2 Construction Management Intern

Kwan Henmi Architecture
Design Intern
May 2006 - September 2006 (5 months)
San Francisco Bay Area

AutoCAD and SketchUp Architectural Design Work

Education

Stanford University
M.S., Civil Engineering · (2013 - 2014)

California Polytechnic State University-San Luis Obispo
B.S., Civil Engineering · (2009 - 2013)

Sacred Heart Cathedral Preparatory
High School Diploma · (2005 - 2009)